SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 18, 2007	By	/s/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Contacts:
In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	646-536-7006
s.k._chen@chipmos.com	dpasquale@theruthgroup.com

ChipMOS REPORTS NOVEMBER 2007 REVENUE;

COMPANY UPDATES 4Q07 GUIDANCE

Hsinchu, Taiwan, December 18, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported its unaudited consolidated revenue for the month of November 2007.

Revenue for the month of November 2007 was NT$2,079.2 million or US$64.4 million, a decrease of 2.3% from the month of October 2007 and an increase of 4.3% from the same period in 2006. (All translations from NT dollars to U.S. dollars were made at the exchange rate of NT$32.265 against US$1.00 as of November 30, 2007.)

Consolidated Monthly Revenues (Unaudited)

	November 2007	October 2007	November 2006	MoM Change	YoY Change
Revenues (NT$ million)	2,079.2	2,129.2	1,993.2	-2.3%	4.3%
Revenues (US$ million)	64.4	66.0	61.8	-2.3%	4.3%

ChipMOS’ November 2007 consolidated revenue included revenues of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

ChipMOS today also revised its guidance for the fourth quarter of 2007 to reflect the rapid decline in DRAM pricing and inventory oversupply in the channel. The Company had expected fourth quarter 2007 revenue growth of 5% to 9% compared to the third quarter of 2007 revenue of NT$5,939.4 million or US$184.1 million. The Company now expects revenue in the fourth quarter of 2007 to be approximately flat to slightly up compared to the third quarter of 2007, with US GAAP gross margin on a consolidated basis for the fourth quarter of 2007 similar to the 24.2% achieved in the third quarter of 2007. ChipMOS continues to counter falling DRAM ASPs with execution on cost controls and diligence in its capital expenditures. Capex for the full year 2007 is expected to be approximately US$190 million compared to US$487 million for the full year 2006. The Company remains cautious but expects market conditions will improve during the next few quarters with DRAM pricing improving first due to manufacturing constraints. Demand and pricing remain stable and continue to improve in the Company’s flash and driver IC segments.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.